UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2014

Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE

(Translation of registrant’s name into English)

Commerce Court

Toronto, Ontario

Canada M5L 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form  20-F  ☐¨            Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO CANADIAN IMPERIAL BANK OF COMMERCE’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-180771) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of $1,108,000 aggregate face amount of Autocallable Equity Linked Notes due December 21, 2017 Linked to Alibaba Group Holding Ltd. (the “Notes”) by Canadian Imperial Bank of Commerce (the “Bank”) pursuant to the Bank’s shelf registration statement on Form F-3 (File No. 333-180771):

EXHIBITS

Exhibit	Description of Exhibit

5.1	Opinion of Mayer Brown LLP, U.S. counsel for the Bank, as to the validity of the Notes under New York law.

5.2	Opinion of Blake, Cassels & Graydon LLP, Canadian counsel for the Bank, as to certain matters under Canadian and Ontario law.

8.1	Opinion of Mayer Brown LLP, U.S. counsel for the Bank, as to certain matters of United States federal income taxation.

8.2	Opinion of Blake, Cassels & Graydon LLP, Canadian counsel for the Bank, as to certain matters of Canadian federal income taxation.

23.1	Consent of Mayer Brown LLP (included in Exhibits 5.1 and 8.1 above).

23.2	Consent of Blake, Cassels & Graydon LLP (included in Exhibits 5.2 and 8.2 above).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date: December 23, 2014

	By:	/s/ David G. Dickinson
Name: David G. Dickinson
Title: Vice-President, Treasury Financing

EXHIBIT INDEX

Exhibit	Description of Exhibit

5.1	Opinion of Mayer Brown LLP, U.S. counsel for the Bank, as to the validity of the Notes under New York law.

5.2	Opinion of Blake, Cassels & Graydon LLP, Canadian counsel for the Bank, as to certain matters under Canadian and Ontario law.

8.1	Opinion of Mayer Brown LLP, U.S. counsel for the Bank, as to certain matters of United States federal income taxation.

8.2	Opinion of Blake, Cassels & Graydon LLP, Canadian counsel for the Bank, as to certain matters of Canadian federal income taxation.

23.1	Consent of Mayer Brown LLP (included in Exhibits 5.1 and 8.1 above).

23.2	Consent of Blake, Cassels & Graydon LLP (included in Exhibits 5.2 and 8.2 above).